Filed by CBOT Holdings, Inc. Subject Company — CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following remarks were given at a presentation to CBOT members by the CBOT’s Chairman, General Counsel and Outside Counsel and were posted on the CBOT’s membernet on Monday, July 26, 2004:

Chicago Board of Trade Member Informational Meeting

Remarks by Charles Carey, Carol Burke and Kevin Forde

Wednesday, July 21, 2004

Charles Carey: Well thanks for coming. Sorry we’re getting a little bit of a late start here. Today’s meeting really is to explain the Notices that were sent out by the Court, the settlement agreement, if anybody has any questions. We just want to get you up to date. The Notice is a little bit complicated. Kirkland, who is the named attorney for the defendant class has objected. Their main objection is that the future liability created by the language in the Appellate Court decision of fiduciary duty, there’s some concern there. They also don’t like the allocation. They want a chance to go back and argue 5 to 1 off the Blair report. I read the appellate decision. I don’t think they’ve got a chance there. Their other objection is that it’s coercive. The last one was the sunset provision, that if the court approves the settlement agreement that the terms of the settlement agreement are in effect for three years after which then the Board and others can go back and vote again and start the whole process all over again. It doesn’t mean that we’ll have to go through a fairness hearing or some independent allocation; it doesn’t mean that they wouldn’t have to go through the whole process again. That’s what it is. It’s three years from the date of the first vote on the restructuring if there is one. If not, it’s five overall. Any way we’re going to have the meeting in a couple of weeks. We’ve reached out to all of the lawyers because there are some crew members who are concerned about Kirkland’s position. They want further explanation. I think it would be appropriate to allow them to make their case to the Full Members. In addition I think we’ll have because it’s class action litigation the rules of engagement I’m far from familiar with. It’s a very complicated, convoluted situation not like other litigation in which I am not a lawyer I will defer to lawyers,, but anyway today, our general counsel and Kevin Forde are here to explain the notice, to explain what opting out means, to explain what objecting means, to explain to the AMs what they can or cannot do and the Fulls what their options are in this so I will turn it over to them. If you have any questions we’ll hear further questions.

Carol Burke: Thank you, Charlie. I would just like to explain some of the basics of what we’re doing here, and what the Notice entails and what you can or should do with respect to the Notice and then any questions that come up with respect to the settlement agreement, Kevin Forde who is one of the attorneys who has litigated this matter for the Board of Trade can answer those questions. We realize, as the chairman said that the Notice is pretty complicated and I think you’re going to get that whenever you’ve got about 13 lawyers working on a Notice that the court has ordered them to produce. There are basically four classes of lawyers involved here. There is the lawyer for the plaintiff class, meaning the non-Full Memberships at the Board of Trade and that law firm is Sachnoff & Weaver. So they represent all the minority memberships as they’ve come to be known. Then there is the again court-appointed lawyer for the defendant Full Members. The defendants in this case are the Full Members of the Board of Trade and the Court appointed Kirkland & Ellis as counsel to the Full Members.

A group of Full Members has asked to intervene in the case and has been granted the right to intervene. And they have asked to intervene because they don’t support the position that Kirkland has taken on behalf of the Full Members. They support the settlement agreement and Kirkland has made it very clear that Kirkland does not and in that it’s representing the defendants, the records say right now that the Full Member defendants don’t support the agreement.

So a group of our Full Members has asked to intervene; they were allowed to intervene and they have their own counsel representing their views which are in support of the settlement agreement. They are represented by Gardner, Carton & Douglas. And then finally, and most importantly from our point of view, we have counsel for the Board of Trade, because although we were not originally named as a party in this matter, the crux of the complaint in the matter was the allocation and the restructuring proposal which our board of directors created and was intending to put forward to a member vote. So the Board of Trade retained its own counsel, Kevin Forde and Peter Carey, and they have represented us since last fall in what have proved to be very tough, hard-fought negotiations with plaintiff’s counsel.

I think it’s important to note that throughout the entire process counsel for the defendant Full Members was kept informed of what was happening in the negotiations and counsel for the defendant Full Members refrained from participating actively in those negotiations although being informed.

Now you all got this very lengthy Notice of proposed class action settlement. It was sent by order of the court and it took away all the language in here. It basically tells Full Members, AMs, GIMs, COMs and IDEMs what they could do depending on whether they support or oppose the settlement agreement.

Let’s start with the plaintiffs, the minority members because that’s the easy part. If you read this carefully, what it says is if you are a minority member and you support the settlement agreement you do nothing. The Notice says you have the opportunity between now and August 12th to object to the settlement or to opt out. And the notice is informing you that if you do neither that will evidence to the court your support for the settlement agreement. So that’s for all the minority members. Whatever class of member they’re in. For the defendant Full Member it’s a little more complicated but not much. For the defendant Full Members if you support the settlement agreement after you have read about it in this notice and taken advantage of the materials that are available from the court clerk’s office, if you support the agreement, we have a little bit of a conflict. Because the counsel who’s representing the defendants, Kirkland & Ellis, is opposed to the settlement. If you’re a Full Member who supports the settlement, what do you do? You can do one of two things. You can either seek to intervene as a group of your fellow Full Members has and either join that group at Gardner, Carton & Douglas or obtain your own attorney or represent yourself and seek to intervene, file a motion to intervene in the action. That’s number one. The second thing you can do, which is somewhat easier perhaps, is you can fill out a form which the Board of Trade has prepared for its Full Members which authorizes Charles Carey as Chairman of the Board of Trade to represent to the Circuit Court at the hearing on September 10th, when this whole matter will be reviewed, that you, the named Full, signature included, support the settlement agreement. So those are two things you can do if you’re a Full Member who supports. If you’re a Full Member who is opposed to the settlement agreement you need do nothing. You needn’t opt out or obviously object to a settlement even if you do because you have counsel in the form of Kirkland & Ellis who is opposed to the settlement and who will be making your objections for you. So, before we move on, and before we talk a little bit more about the settlement agreement, are there questions about what to do?

Note: A brief question and answer followed.

Q: Carol, I have a question. Just out of curiosity, Full Members who chose to intervene and have their own counsel, that’s I think causing a lot of the confusion for some of us when we read these documents. There seems to be a measure of ambiguity there.

Carol Burke: What happened with that group of interveners, which included a member, a former Chairman of the Board, initially went to Court and said “we don’t believe Kirkland fairly represents the Full Member defendants and therefore we would like to supply our counsel instead of Kirkland. We would like to substitute class counsel.” He told them that they would have to go find a defendant class representative who agreed with their point of view because all the named representatives are now represented by Gardner, Carton & Douglas and Kirkland subsequently identified one Full Member who apparently agrees with Kirkland’s position and that person is technically the defendant class representative and is represented by Kirkland who still is defendant class counsel.

Q: So, at this point then, once you create that class since the Board of Trade has Peter Carey and Peter Carey’s views obviously are consistent with Gardner Carton’s people, it can’t be undone.

Carol Burke: The Court chose not to replace the existing class counsel at that time.

Q: I see.

Q: This thing is so complicated that they could’ve chosen to decertify the defense class and make Gordon Nash and the interveners the class, they could’ve potentially created two classes, isn’t that right, Kevin?

Kevin Forde: A subclass.

This is how complicated class action litigation is and I know it’s confusing, but, basically, the interveners are those fulls that support the idea of restructuring, of going along with the settlement agreement and moving the exchange forward.

Carol Burke: I think there were a couple of other questions.

Q: If a full member supports it and they emailed back to Charlie saying we support it, does the email suffice, even though it doesn’t have a signature on it?

Carol Burke: Yes.

Kevin Forde: It’s a record.

Q: Okay, that’s all I want to know.

Q: I heard that it’s September 10th when the Judge is going to decide on all of this.

Carol Burke: We don’t know. He could decide on that date. But what he would do then is conduct, he would begin a hearing on the fairness of the settlement agreement, he could adjourn it, he could conclude it, but then he could return to his chambers for a month and decide how to act on it, but we hope that that will represent the culmination of this whole process.

Q: So he could decide if the 2.7 million is fair and that’s it; he could decide to think about it for a month; or he could decide to change it.

Carol Burke: He’s not going to decide on the fairness of the allocation. He is reviewing the fairness of the settlement agreement based on the input he’s getting from all members that’s going to occur between now and August 12th. He’s going to rule ultimately on whether or not the proposed settlement agreement is fair. He’s not technically ruling on whether the allocation is fair. Correct, Kevin?

Kevin Forde: Let me answer that question from the beginning. First of all, what he’s going to do on September 10th is we would hope decide the case. That is, make a determination whether the settlement is fair or reasonable. Remember, at this point, there has been no objection and at this point, in fact, Mr. Meyers has informally objected. We were led to believe that he is going to object, but there must be an individual that asserts an objection. Kirkland & Ellis does not own any seats, as far as we know anyway. So, there has to be an individual who asserts an objection. Assuming Mr. Meyers or others assert objections, we file a brief after that in which we advise the court why those objections should be overruled and the settlement should be approved. Usually, based on the papers that are submitted to the court, the court can make a determination on the ultimate issue: is the settlement fair? There are some cases that based on the filings and maybe some factual dispute, it may become very, very complicated and the judge will say “I need a week of testimony before I can decide this.” But, we’re not anticipating that and neither is the judge at this point. But, his setting it for September 10th for hearing is not intended to imply that he’ll finish or that he won’t finish that day. Because at this point he not only doesn’t know the nature of the objections, we don’t even know really if there’s going to be an objection. Now, what Carol was saying is that he decides the fairness of the settlement, he doesn’t decide the fairness of the allocation — let me try to explain it this way. If there’s a dispute where a party says A owes B $1 million and B says I don’t owe $1 million, I only owe $500,000 and they decide on a payment of $750,000. If a judge had to approve that, if it involved a trust or a class action, if a judge had to approve that, ultimate justice would be one party is right or the other party is right and he’s not making a determination as to who’s right, he’s just saying this is a reasonable resolution of your problem. It has to be generally fair, in the range of reasonableness that he can say this is a fair resolution of the issue.

Q: Kevin, along the lines of John’s question, Kirkland & Ellis maintains the position that this is not fair to the Full Member defendant class. They object to it, they put their reasons forth to the court. What happens if the judge says, they’re right, this is not fair? That doesn’t mean that the judge necessarily picks one out of his hat. What would you anticipate in the event that the judge determines that this settlement agreement and the allocation aren’t fair? How do you proceed? Would he send you back to the drawing board? What exactly would you anticipate in a case like that?

Kevin Forde: Well, if Judge McGann determines that this settlement, let’s put it positively, if he determines that the settlement is fair and there’s no appeal, that’s the end of the case. And restructuring can go ahead. It could be appealed. Someone appealing would have to post a bond, but it could be appealed. But then, it could go on, the restructuring, maybe even while it’s on appeal, but that’s another issue. If he makes a determination that the settlement is not fair, then, unless the parties agree to make some change and they’re not required to, that’s it. In other words, the question teed up for Judge McGann to be decided on September 10th is: is this settlement fair or isn’t it? And if he makes a determination that it isn’t, then that’s it. That’s the only question that he has. Now, it is not uncommon for a judge in that situation to say, you know if there were some tinkering here or tinkering there, I might approve it, but I can’t approve it in light of A or B. Then the parties may, but don’t have to, go back to the drawing board and can modify the settlement. But, if they are not willing to do that or if the judge doesn’t say, I would approve it if this is changed or that is changed, because sometimes they don’t say anything, but if it’s rejected and there isn’t another settlement, then what would happen is it would go on to a hearing based on the appellate court decision as to a fair allocation, and so on and so forth, and then appeals from that hearing would follow.

Q: Well, how would that work though? Because, I think I just want to understand timelines, timeframes and risks, really more importantly, risks in the allocation. In other words, if this particular settlement agreement is rejected along with what initially was the allocation per membership, so, if you go to a fairness hearing and the defendants argue the William Blair Report of 5-1, the plaintiffs could argue anything, I would imagine. I mean, they wouldn’t be restricted in what they could argue in that situation.

Kevin Forde: The defendants would, there would be a trial on the original proposed allocation — on the fairness of the original proposed allocation and the plaintiffs would put on their expert testimony that responds to the Blair or whatever full members would put on and that trial would be conducted, after discovery and otherwise, it’s impossible to tell the exact timetable, and then there could be appeals from any determination made there. But, it is not clear whether Judge McGann would make a determination of what is fair. And that’s why he insisted on putting that language in the Notice about he’s not making a determination as to what’s fair, only whether the settlement is fair. It sounds a little bit like lawyer or judicial doubletalk, but it really isn’t. It’s something that he very carefully thought out and he has said before that it isn’t my job to make a determination of the exact amount that the members should decide, vis-à-vis their various interests. In other words, he could have a trial on the fairness of the 5 to 1 allocation, determine that it’s unfair and not do anything further. The plaintiffs want him to go further and say this is what is fair and that position would be instead of 88/12, which is where Blair is at, that position is more like 60/40 and, who knows, where it would come out at that point.

Q: From the standpoint, and you’re right, legalese gets involved in there, I find it very difficult, and I peruse the response here, looking on page 7 here, how you can determine whether the settlement is fair, reasonable and adequate, without determining that the fair distribution and that the distribution of equity is not part of that status, I just don’t understand it.

Kevin Forde: Again, I think that he is being very — it’s not doubletalk, he’s being very precise and the example that I gave a minute ago, I think it addresses it, and that is if one party says I only owe $500,000 and the other party says you owe $1 million, and you resolve it at $750,000, the judge when he says that’s fair and reasonable, he isn’t saying you’re right or you’re right, he’s saying that’s a reasonable resolution of your problem. If you’re not in the range at all, if there were merits to both positions, if he saw strong merits to both positions in my example, and the resolution was $525,000, he would say that was not a fair resolution because you have a much stronger case than merely kicking it up 5% or something.

Carol Burke: And, bear in mind, that the court is going out of its way, as it tends to do in this kind of litigation, to allow all the members of both classes to convey their feelings. So, that’s why it’s very important that you understand how to fill out the Notice or how not to fill it out and what to do here, depending on what your view is on the proposed settlement. Because the court is not only going to listen to what the lawyers say, the court is going to look at the objections that are filed or the expressions of support that are filed. So, the court’s got a negotiated settlement where everyone was fully represented, plus the court will have, hopefully, the views of diverse members and on that basis, the court can say this seems like a fair settlement.

Q: What is it our group has filed and accepted by the judge under 1011 or whatever the number is?

Kevin Forde: Our group is saying that we believe the settlement is fair. So, we have that group represented by our lawyers and then we have the other members, Full Members, who also are in agreement with our position. Am I reading this whole thing correct or not?

Q: That’s the purpose of the survey or the emails to basically demonstrate that support. Because there are those that may remain silent, but may object to the settlement and I think, you know, Kirkland has reached out to some members and some members feel maybe they’re not getting a fair enough deal with the allocation for whatever reason. All this says is that the members that support the settlement agreement would be represented by Gardner Carton and we would indicate that support to the judge by this survey that we put out.

Carol Burke: That’s just what the court would consider.

Kevin Forde: In class action settlements, the court is very interested in the views of the class members that are going to be affected by the settlement, and so, ordinarily, it’s implied that if you do nothing it’s implied that you support the settlement. That is, if you do not request to be excluded, or if you do not object, then by your silence you’re expressing support. We have here a very unusual situation where you have — first of all, defendant classes are very, very unusual. And then you have, in this situation, you have a defendant class where within the class it appears that an overwhelming amount, an overwhelming majority of those people within the defendant class are in support of the settlement. So, the judge has heard that, the results of the earlier survey are known to him and it would be helpful that he sees that there is this support. As I said, usually a court implies by a party doing nothing that they support the settlement. But here, you have the unusual situation where you have in the defendant class, you have the attorney for the defendant class saying that there are some people within my class who are going to object to it. You have Gardner Carton coming up and representing Mr. Stern and others and saying not only do we disagree with the counsel, we think they shouldn’t be the counsel, that there should be other counsel. But, they don’t represent the class, they shouldn’t represent the class, because an overwhelming number of the individuals within the class, there’s an overwhelming number of the fulls, who actually support the settlement and disagree with the attorney who is supposedly expressing their views to the Court. So, the judge in that situation says, and so far as full members are concerned, I am not going to imply one thing one way or another by silence because if you do not object and if you do not opt out, I have no idea, you may support the settlement, you may oppose the settlement. You may support the settlement as Mr. Nash from Gardner Carton says most of you do, or you may oppose the settlement as Kirkland & Ellis says you do and I’m not going to make any conclusion at all from that. I’m just going to look at the arguments in favor of, in opposition, or both. So that’s why this expression of position is very important, whatever way you feel. Because otherwise he’s not going to know.

Carol Burke: Dan?

Q: Carol, can you hear?

Carol Burke: Sure.

Q: I think I have three questions, I have two for sure so I can ask them all at once or one at a time. The first one is a minor questions: who is paying the legal bills from Gardner and Carton?

Carol Burke: The Board of Directors and the Board of Trade.

Q: Secondly, I need to preface what I’m saying with a statement which you might find contentious, you might not, but I’ve expressed this view to Charlie. I’ve talked to probably a dozen members in the last three or four days who have no idea of Kirkland’s objections to the settlement, because they haven’t heard anything, they didn’t get any emails. So, I would like to ask the three of you a question, how is it ethical or appropriate, I’m assuming it’s legal, but how is it ethical or appropriate for the Exchange to deny the court designated Full Member attorneys the right to communicate openly and freely with them. Secondly, Charlie, based on those discussions I’ve had with these members and based on the few questions I’ve had time to go over in this meeting alone, it’s very clear to me that people don’t understand the ramifications of the settlement. We all want to settle, I don’t think there’s any question about that. But, how is it appropriate for you, as Chairman, to be asking members to give any authority to go to the Court to say that the settlement is hunky dory and the best thing to do, when they don’t really even understand the settlement. You’ve done it, this is the first meeting we’ve had on this issue. And I’m not attacking you personally, I’ve made that clear to you, but the process, I think, stinks.

Charles Carey: Well, in response to the first question, they’ve had the mailing list, divulged the mailing list, but they object…

Q: Of all the members?

Charles Carey: Yes, all of the members, that have objected to the expense. You’ve raised some good issues, Dan and to that end, I do plan to have a meeting with all members involved. Kirkland wanted to be here today, but the fact is this is for all members, this isn’t just for full members today, this is for all members, so I think that the other counsel would have had to been represented here. We did supply the email addresses of the most recent, what was the timeframe, you know, after the Notices were agreed upon. The initial phase was, the way we handled the email addresses was, we emailed all the Full Members and we asked them if we could give their email address to Kirkland and we only had, I think, 120 or 128 favorable responses, and the rest we got no response or, “no, don’t forward my email address.” Now the court ordered it and found that we complied with that. On the ethical side of it, I agree with you. I don’t believe what we did was unethical or intended to be unethical, but we are going to provide them with a platform to make their case because I think an informed decision is the best decision, clearly. From that standpoint, we’ll provide a forum for them to make their case in a couple of weeks. We’re working on the dates and getting the people involved. I didn’t think it was going to be fair for them to be here today. This is for all members and the plaintiffs would not be represented here. I think that the settlement agreement has been available at the secretary’s office since February when it was first voted on by the Board of Directors. Perhaps that’s not doing a good job of informing them. We’re going to work on that because we have until August 12th and I know that you’ve accused me of, not me personally, it’s the process. You’re very upset with the process and we’re going to take steps to remedy that, Dan, because we recognize that the full members should be there of Kirkland’s objections. I think Kevin spoke to Garrett today and he said that we’re not going to be selling the Board of Directors’ position today and we’re going to explain the Notices, try to explain the process, it’s a complicated process for all involved. That’s why I’m trying to be clear that Kirkland’s objections revolve around future liability, they don’t like the allocation and they view the sunset provision as coercive. Those are the three points that I’ve seen most recently. And I think that they should be allowed the platform, but I think that all members should be involved and I think that all the attorneys should be there because I think there’s differing points of view and let them argue the case before the membership and let them be available for any questions as far as future liability because that seems to me the biggest question a lot of people have, plain and simple.

Q: I have a question via the teleconference.

Charles Carey: Yes, go ahead.

Q: I just would appreciate a little clarification about the defendant class, the Full Members. It was my understanding that the original four defendants that were arbitrarily named by the plaintiff class, they’ve been dismissed as defendants. Is that correct?

Carol Burke: No.

Charles Carey: As Full Members…

Carol Burke: A couple of the…

Q: The original four defendants that were named by the plaintiff class…

Carol Burke: One sold his seat and is no longer a Full Member and therefore is no longer a member of the class. The other three are still members and…

Q: No, I mean weren’t they dismissed from the case?

Carol Burke: No. They were not dismissed.

Charles Carey: No, you can’t be. Because if you are a Full Member, you can’t be dismissed. That’s a technicality.

Kevin Forde: What they did is they asked to retain different counsel because their counsel took a position that they disagreed with and so they asked to appear with different counsel and therefore they were no longer class representatives; they are in the case still, well, technically they are class representatives, but they are in the case represented by different counsel.

Q: Well, that I understand. I guess my question is, they were arbitrarily named. They didn’t volunteer to be defendants initially. And now, it’s my understanding that Garrett Johnson was given time to find a new defendant class representative by the judge and we now have a Full Member that voluntarily inserted himself.

Charles Carey: Yes, that’s my understanding.

Kevin Forde: Yes, that’s correct.

Q: And does the Board of Directors have a position of a full member voluntarily inserting himself as the defendant class rep?

Charles Carey: That’s his right to do that as Kevin said.

Q: And my other question was. I know that the last person that spoke, I didn’t get their name, but in any case, he said that he didn’t receive any information from Kirkland & Ellis or Garrett Johnson. I believe that that information was available in the packet, any Full Member could call Kirkland & Ellis if they didn’t get any information and they could be put on the email list, because I’ve been emailing him. In fact, which brings me to my last question. I asked him, I know that the Board of Trade is not currently paying Kirkland & Ellis, and my question to him was, I asked, and he indicated that he is not currently being paid and I asked him who he intends to be paid by in the future and I never did get a response from him. So, I was just wondering if the attorneys present there have any theories on how he’ll ultimately be paid.

Charles Carey: No theories. Thanks. Any other questions, Stu?

Q: No. That’s it.

Kevin Forde: You know, Charlie, the gentleman left, but I think it’s important to understand insofar as communication from Kirkland and any counsel, this Notice that went out, the Notice from the court, isn’t a product of the CBOT attorneys. It is a combined project that is result of a long process that all of the lawyers in the case, Kirkland & Ellis, the interveners’ lawyers, us, and the plaintiffs’ lawyers, all participated in drafting this and this is a communication, although it’s signed off by the court, the court approved it as being a good summary of the case and the terms of the settlement. So, that’s a communication from everybody.

Carol Burke: I just want to add that I think that you would rarely find a party to a lawsuit that has been as cooperative with an opposing party in making facilities available, in making mailing lists available. Kirkland has really relied on us to allow them to communicate with clients and we have primarily complied. In his letter to Kirkland today, the Chairman offered to provide a facility for Kirkland to meet with its clients here at the Board of Trade if they so choose and if there are full members who wish to meet with them. So, I think we have gone over and above in facilitating communication from Kirkland to the full members.

Q: To further that, I would look forward to meeting with Kirkland & Ellis who is getting all the publicity of representing me in a suit where they’re not representing me and I would look forward to have a forum and I think maybe you would get more members out here after today, who would like to know why Kirkland & Ellis is being so vehement in attempting to defend me in something that I don’t want them defending me in.

Charles Carey: It’s our job to make sure that the members are informed and . . .

Q: Maybe someone can put that forum together . . .

Charles Carey; In two weeks there will be that forum.

Q: Just Kirkland & Ellis?

Charles Carey: No, well, you can meet with them privately. I think all the attorneys have to be there because we have to make a decision that’s fair for all the members: Fulls, AMs, COMs, IDEMs, GIMs. Jerry?

Q: I just want to understand, the court date is September 10th?

Charles Carey: Yes.

Q: On August 12th, is that the day that objectors have to file. That gives you a month of time to rebut whatever objection there might be? Prepare for a rebuttal?

Carol Burke: Right.

Kevin Forde: A response is due August 30th. The judge has then 10 days to . . .

Q: In three weeks, we will know how many objectors there are?

Kevin Forde: Yes, August 12th, yes.

Q: Okay. The biggest thing for me is fiduciary duty, so I want to ask you your opinion: is it possible for Garrett to get want he wants in that vein, and that is it possible for the minority members in some manner to forever give up their future right to sue Full Members for their actions in the future? Is it even legally possible?

Kevin Forde: First of all, I’m equivocating only because I assured Garrett Johnson that today’s meeting was not to debate the heart of the settlement, but I think your question is one I think I can answer simply that it may very well be not possible to agree to a complete waiver of the breach of future fiduciary liability. That might be a contrary to public policy. And to be fair to him, I’m not sure that it’s his position that that’s what he’s hoping people will agree to. But, leaving someone’s rights gone forward when they don’t even know what the claim might be about gets to be difficult.

Q: I’m confused about his position then because while the Supreme Court cemented in stone the duty that’s owed in the future, am I correct about that?

Kevin Forde: The Appellate Court did, yes.

Q: So, what could he have hoped to achieve here?

Kevin Forde: You’ll have to ask him.

Q: I will ask him about that, but what’s your opinion about what he could possibly achieve.

Kevin Forde: We have serious doubts as to whether, first of all, whether the plaintiffs would ever agree to it, which so far they have said absolutely not and I can’t imagine any lawyer who would say “I will waive, on behalf of my client, I will waive anything in the future in terms of breaches of fiduciary duty that your clients might do to them.” I can’t see them agreeing to that. And, if they did agree to that, I’m not sure that it would be enforceable because what you’re saying is you’re agreeing that you can ignore Delaware law and the operation of the Exchange. I don’t think that’s feasible especially if it’s going to a publicly traded stock someday.

Carol Burke: It would be ripe for further litigation. So, it depends on how much time you want to spend in court.

Q: Can I ask one more question? Let’s say we all vote that we want to settle, we want it over, we get what we want September 10th, we walk out of the court. The judge says okay. What, in your opinion, are Garrett’s options, because I think he’ll fight to the bitter end, what are his opportunities to appeal and to what court would he appeal and on what basis would he be able to appeal?

Kevin Forde: The appeal would be taken to the Appellate Court and the issue before the Appellate Court would be, did Judge McGann, when he approved the settlement, abuse his discretion? In other words, they don’t say was he right or wrong, they say did he abuse his discretion, a very high standard. So, that would be the issue on appeal. And, it would probably go to the same panel, usually when you have a case, the same case goes up a second time, it usually gets assigned to the same panel. But, there’s no rule to that effect.

Carol Burke: The panel that ruled against Kirkland’s petition to begin with, in case they don’t know.

Q: Where do you intend on having this meeting?

Charles Carey: I was thinking of the entire membership. I might do it on the floor.

Q: My suggestion would be…

Charles Carey: We could have people hooked up on the Internet so they can participate if they can’t be there, but it’s crucial that people know all sides of the arguments before they support this or don’t support this.

Q: It would be interesting to see the number of people that would attend probably the most important meeting, certainly one of the most important meetings that we could have at the Board of Trade, our future is certainly hanging there and we want to make available enough space so that there can’t be complaints if we have it in this room here and there’s 150 people outside. I wouldn’t want to make a bet on how many people will show up, but hopefully we’ll have enough people present that we won’t be embarrassed.

Kevin Forde: Well, people that have strong feelings will be there and they’ll be able to ask their questions and the opportunity, even I don’t think Garrett can complain that he hasn’t been allowed a platform to make his case and the last thing I want is full members to agree to a settlement that, in the end, they discover they’re uninformed or that they didn’t have all the information.

Q: What do you see as a plan, from a public relations standpoint, as far as the press being available, attending that meeting. Can we restrict it?

Kevin Forde: Yeah, I prefer to restrict it. I think it ought to be members only, other than outside counsel that’s invited.

Q: Any problem with that at all?

Carol Burke: No, that’s what we routinely do.

Kevin Forde: And we should have guards available to make sure we’re not reading about the stuff in the papers.

Charles Carey: Don’t hold your breath though on that one.

Kevin Forde: Okay. Any other questions, any on the phone? Okay. Well thanks for your time today, appreciate it. Hope we answered some questions.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.